Putnam Diversified Income Trust - 075

Merger

Acquisition of Putnam Putnam Strategic Income Fund

On June 21, 2002, the fund issued 7,616,633,  10,307,568,
637,938, and 556,924 of class A, class B, class C and class M shares to acquire Putnam Strategic Income Fund net assets in a tax-free exchange approved by the shareholders. The net assets of the fund and Putnam Strategic Income Fund on June 21, 2002, valuation date, were $4,061,958,371 and $174,433,928 respectively. On June 21, 2002, Putnam Strategic Income Fund had unrealized depreciation of $21,071,171.

The aggregate net assets of the fund immediately following the acquisition were $4,236,392,299.